Peter A. Ronning, P. Eng.

22 July, 2008

Pacific Rim Mining Corp.
#410 – 625 Howe Street
Vancouver, BC
V7L 1J1

Dear Sirs/Mesdames:

Re: Pacific Rim Mining Corporation

 Consent

     The undersigned hereby consents to being named in the Annual Information Form dated July 18, 2008 (“AIF”), Management Discussion and Analysis dated July 18, 2008 (the “MD&A”), and the Form 40-F for the fiscal year ended April 30, 2008 (the “Form 40-F”) and to the inclusion of references to and extracts from the report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 (the “Report”) in the AIF, the MD& A and the Form 40-F:

     I confirm that I have read the AIF, the MD&A and the Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report, confirm that the information contained therein that is derived from the Report fairly and accurately represents the information in the Report that supports the written disclosure and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

Yours sincerely

Peter A. Ronning, P.Eng.